October 10, 2025

VIA EDGAR

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-3561

Attention:	Thomas Jones
Jay Ingram

Re:	Mobix Labs, Inc.
Registration Statement on Form S-1
Filed September 15, 2025
File No. 333-290247

Ladies and Gentlemen:

This letter is submitted on behalf of our client, Mobix Labs, Inc., a Delaware corporation (the “Company”) in response to the comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to the Company dated September 26, 2025 (the “Comment Letter”) with respect to the above referenced registration statement on Form S-1 filed with the Commission on September 15, 2025 (the “Registration Statement”). In connection with this letter responding to the Staff’s comments, the Company is filing Amendment No. 1 to the Registration Statement (the “Amendment No. 1”), which will include changes in response to the Staff’s comments.

The numbered paragraphs and headings below correspond to those set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in Amendment No. 1. All references to page numbers in these responses are to pages of Amendment No. 1.

Registration Statement on Form S-1 filed September 15, 2025

Selling Stockholders

1.	It appears that the conditions that would cause a transaction involving the issuance of the Maxim Pledge Shares have not occurred and therefore it might not be appropriate at this time to register the resale of the unissued Maxim Pledge Shares. Please review the guidance in Question 134.01 of our Securities Act Sections Compliance & Disclosure Interpretations and explain why you believe these shares are eligible to be covered by this registration statement.

Response: The Company respectfully acknowledges the Staff’s comment and informs the Staff that the Company issued the Maxim Pledge Shares to Maxim prior to the filing the Registration Statement and has revised its disclosures on pages 3 and F-32 to clarify this fact in response the Staff’s comment.

The Company respectfully submits that the private placement of the Maxim Pledge Shares to Maxim, named as a selling stockholder in the Registration Statement, is “complete” since the selling stockholder made its investment decision with respect to the Maxim Pledge Shares by entering into the Business Loan and Security Agreement, dated August 13, 2025 (the “Loan Agreement”) and the Maxim Stock Pledge Agreement, dated August 13, 2025 (the “Pledge Agreement”) with the Company. Upon entry into the Pledge Agreement, Maxim became irrevocably bound to accept the Maxim Pledge Shares as collateral for the loan under the Loan Agreement. Accordingly, the Company believes that, consistent with SEC Securities Act Section CD&I Question 134.01, the sale of the Maxim Pledge Shares to Maxim pursuant to the Pledge Agreement should be deemed “completed” and that Maxim has been at “market risk” with respect to the Maxim Pledge Shares from the date of entry into the Pledge Agreement, which was prior to the filing of the Registration Statement.

Additionally, the Company notes that Question 134.01 of the Securities Act Sections Compliance and Disclosure Interpretations (the “Securities Act CDIs”) provides that:

The resale registration statement may be filed if securities are privately placed, with the closing of the private placement contingent on filing or effectiveness of a resale registration statement. At the time of filing the registration statement, the purchasers in the private placement must be irrevocably bound to purchase the securities subject only to the filing or effectiveness of the registration statement or other conditions outside their control, and the purchase price must be established at the time of the private placement. The purchase price cannot be contingent on the market price at the time of effectiveness of the registration statement.

The Company respectfully submits that the issues referenced in Question 134.01 of the Securities Act CDIs are inapplicable because (a) the Maxim Pledge Shares have in fact been issued and Maxim is the record and beneficial holder of the Maxim Pledge Shares, (b) Maxim has voting rights with respect to the Maxim Pledge Shares, (c) Maxim’s final investment decision was made, on August 13, 2025, and (d) at the time of filing the Registration Statement, the Maxim Pledge Shares have been issued to Maxim, and there was no contingency attached to the issuance of such Maxim Pledge Shares. While the transfer of the Maxim Pledge Shares is conditioned on default under the Loan Agreement, this condition is not within Maxim’s control and should not preclude the ability to register the Maxim Pledge Shares on the Registration Statement. Further, pursuant to the Pledge Agreement, the Company is required to register the Maxim Pledge Shares for resale within 30 days of the date of the Pledge Agreement so that the shares are registered if there is a default under the Loan Agreement.

Based upon the foregoing, the Company respectfully submits that the requirements of Questions 134.01 of the Securities Act CDIs have been satisfied to allow the Registration Statement to cover the Maxim Pledge Shares.

Exhibits

2.	Please file as exhibits the underlying agreements related to the transactions in August 2025 disclosed on pages 2 and 3.

Response: The Company respectfully acknowledges the Staff’s comment and informs the Staff that the Company has filed as exhibits the underlying agreements related to the transactions in August 2025 to address the Staff’s comment.

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If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact Raymond Lee, Esq. at (949) 732-6510 or Laurie L. Green, Esq. at (954) 765-0500.

Very truly yours,

Greenberg Traurig, P.A.

By:	/s/ Laurie L. Green
Laurie L. Green, Esq.

cc:	Keyvan Samini, President and Chief Financial Officer

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